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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION|
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):     [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

For Period Ended: June 30, 2007	SEC FILE NUMBER: 000-50156
CUSIP NUMBER : 71-0900799

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-KSB

PART I - REGISTRANT INFORMATION

Full Name of Registrant:	MOLECULAR PHARMACOLOGY (USA) LIMITED

Former Name if Applicable:	N/A

Address of Principal Executive Office:	Drug Discovery Center, 28 Oxford Street, Leederville 6007, Perth, Western Australia

PART II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

[X] (a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, 11-F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

One of the registrant's directors are out of country and the registrant was unable to provide them with Form 10-KSB in sufficient time to allow them to complete a full review of this quarterly report for its period ended June 30, 2007.

PART IV- OTHER INFORMATION

	(1)	Name and telephone number of person to contact in regard to this notification.

		Jeffery Edwards	Acting Chief Financial Officer	011-61-8-9443-3011
		(Name)	(Title)	(Telephone Number)

	(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer if no, identify report(s).
		[X] Yes	[ ] No

	(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
		[ ] Yes	[X] No

If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made - Corporate offices and management changes.
N/A

MOLECULAR PHARMACOLOGY (USA) LIMITED (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 28, 2007			By: _/s/ Jeffery Edwards_____________
Name: Jeffery Edwards
Title: Acting Chief Financial Officer